Exhibit 21.1
Subsidiaries of the registrant
InfoSpace LLC, a Delaware limited liability company
TaxAct Holdings, Inc., a Delaware corporation
TaxAct, Inc., an Iowa corporation (“TaxACT”)
SimpleTax Software, Inc., a British Columbia corporation
Monoprice Holdings, Inc., a Delaware corporation
Monoprice, Inc., a California corporation (“Monoprice”)
Project Baseball Sub, Inc., a Delaware corporation
HDV Holdings, Inc., a Delaware corporation
H.D. Vest, Inc., a Texas corporation ("HD Vest")